FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                         For the month of February, 2008

                                HSBC Holdings plc

                              42nd Floor, 8 Canada
                         Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)



                        HEADS OF HR AND RISK APPOINTED TO
                           HSBC'S TOP MANAGEMENT TEAM

Ann Almeida, Group Head of Human Resources, and Brian Robertson, Group Chief Risk Officer, have been appointed Group Managing Directors and join the HSBC Group Management Board with effect from 25 February 2008.

Chaired  by Group  Chief  Executive,  Michael  Geoghegan,  the  11-person  Group
Management Board constitutes the executive management team responsible for running the company and the operating performance globally.

Michael Geoghegan said: "We have a huge opportunity to join up HSBC across geographies and businesses for the benefit of our customers. To do this we need to fully connect the operating businesses to the global infrastructure that supports them. It is, therefore, absolutely right that Ann, who is taking our performance culture forward, and Brian, who runs credit and risk globally, take their place on HSBC's top management team."

Ann Almeida (51), a Group General Manager, joined HSBC in 1992 and was previously Global Head of HR for Global Banking & Markets (1996-2007). She has also been Director of HR for Private Banking, for Global Transaction Banking and for HSBC Amanah. She became Group Head of Human Resources in July 2007, charged with nurturing the company's performance culture, developing future management and achieving our employee engagement ambitions across HSBC's 325,000 people around the world.

Brian Robertson (53) joined HSBC in 1975 and has worked in Asia, North America and Europe across retail, commercial and investment banking. In 2003 he became Head of Global Banking & Markets for North America. Two years later he returned to London as Group General Manager, Group Credit and Risk. Brian was appointed Group Chief Risk Officer in September 2007. His function oversees major transactions and ensures that the Group continues to operate with conservative, robust and globally implemented financial and operational risk management procedures.

Note to editors:
HSBC Holdings plc
HSBC Holdings plc serves over 125 million customers worldwide through around 10,000 offices in 83 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of some US$2,150 billion at 30 June 2007, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  26 February 2008